SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 9, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Avecia to sell OLED and Polymer Electronics Units to Merck KGaA

P R E S S R E L E A S E

Avecia to sell OLED and Polymer Electronics Units to Merck KGaA

Manchester, England, 8 February 2005: Avecia announced today that it is to sell its OLED (organic light-emitting diodes) materials and polymer electronics businesses to Merck KGaA of Damstadt, Germany for EUR 50 million in cash. The transaction, which is subject to regulatory approval and approval by E. Merck, is expected to be completed during the first quarter of 2005.

The acquisition includes Avecia’s displays business - Covion Organic Semiconductors GmbH in Frankfurt, Germany, a leader in the design, development and manufacture of high quality OLED materials. It also includes Avecia’s polymer electronics research and development activities based in Manchester.

Both the Covion OLEDs and polymer electronics activities will be integrated into Merck’s Liquid Crystals Division. Approximately 100 employees in these two units will transfer to Merck upon completion of the sale.

Jeremy Scudamore, Avecia Chief Executive Officer, said: “Merck is a leading supplier of organic materials for LCDs with an excellent infrastructure service for the flat panel displays market. The company is, therefore, ideally positioned to take these new technologies forward to the next stage of their development.”

“It is apparent that liquid crystal displays will be the dominant flat-panel technology for some years to come,” said Merck Chairman Bernhard Scheuble. “During 2004, Merck further strengthened its world-market leadership position in liquid crystals, especially for the most promising high-end television applications. We see this acquisition as an opportunity to explore alternative technologies for the future, which is a prudent step for any market leader.”

OLEDs are extremely thin semi-conducting organic polymers suitable for a wide variety of applications, including light sources and displays. They are made by placing a series of organic thin films between two conductors. When electric current is applied, they emit light.

Polymer electronics will increasingly be used in applications such as solar cells, organic TFTs (thin film transistors), RFID (radio-frequency identification) tags, and other high-tech products.

For further information contact:

Avecia:	Merck:

Andrew Smalley Press Office Tel: +44 (0)161 721 2441 Mobile: +44 (0)7802 773604	Phyllis Carter Press Office Tel:+49 (0)61 51 72 7144

Notes to editors:

About Covion:

While Covion is mainly focused on developing future applications for OLEDs, it also manufactures OLED materials for commercial applications. Covion had sales of approximately EUR 8 million in 2004. It was formed in 1999 by Avecia and Aventis Research & Technologies and was fully acquired by Avecia in 2002. Covion’s manufacturing and R&D operations are located in the Hoechst Industrial Park in Frankfurt.

About Merck:

Merck is the world’s leading maker of liquid crystals used in flat panel televisions, computer monitors, laptops, cell phones and other display applications. Within its Liquid Crystals Division, it is already investigating the future potential of OLEDs. In December, Merck acquired the OLED research and development project of Schott AG of Mainz, Germany, to further investigate lighting applications. Merck also has its own polymer electronics research and development laboratory in Chilworth, U.K.

About Avecia:

Avecia is a leading privately-owned specialty chemical company with key locations in the UK and USA. The Company operates in two divisions where it holds leading industry positions – Biotechnology and Chemicals (incorporating Pharmaceuticals, Fine Chemicals and Electronic Materials).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 9, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director